4imprint Group plc

03 JUL 22 AM 7:21

14 July 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA



SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	***Document***
14.07.03	LSE Notification –M & G Investment Management Limited shares disposed

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

pp

Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk

Dealings by Substantial Shareholders



London STOCK EXCHANGE

AVS No 433579

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	M & G INVESTMENT MANAGEMENT LTD
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
		250,000	0.87

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13 p	11-07-03	11-07-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
5,011,261	17.45

14. Any additional information	15. Name of contact and telephone number for queries
N/A	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification

pp [signature]

DAVID SEEKINGS
COMPANY SECRETARY

Date of notification 14-07-03

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP. Telephone 071-797 3850.

4imprint
Group plc

03 JUL 22 AM 7:21

14 July 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
14.07.03	LSE Notification –Newton Investment Management Limited shares disposed

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully



Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk

Dealings by Substantial Shareholders



London STOCK EXCHANGE

AVS No 522837

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	WENTON INVESTMENT MANAGEMENT LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	/

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
/	/	1,137,425	3.96

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13p	10-07-03	14-07-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
1,248,828	4.35

14. Any additional information	15. Name of contact and telephone number for queries
/	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification

pp [signature] DAVID SEEKINGS COMPANY SECRETARY

Date of notification 14-07 2003

4imprint Group plc

14th February 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
12.02.02	LSE Notification – USS shares acquired

If you should have any questions or comments, please call the undersigned at 001-44-161 0425.

Yours faithfully



Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk

Dealings by Substantial Shareholders



London STOCK EXCHANGE

AVS No 189196

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	UNIVERSITIES SUPERANNUATION SCHEME LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	N/A

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
350,000	1.289%	—	—

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13 P	14-02-02	14-02-02

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
1,461,027	5.09%



14. Any additional information	15. Name of contact and telephone number for queries
—	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification

Date of notification 14TH FEBRUARY 19 2002

USS

UNIVERSITIES SUPERANNUATION SCHEME LIMITED

The Company Secretary
4Imprint Group Plc
Park 17
Moss Lane
Whitefield
MANCHESTER
M45 8FJ

Your ref
Our ref CLM/SLC
Date 14 February 2002

Dear Sir

Disclosure of interests in shares

We write to advise you that following a recent purchase of 350,000 shares our holding in 4Imprint Group Plc has been increased to 1,461,027 ordinary 38.5p shares.

We believe the number of shares in issue at present is 28,712,756 and therefore our holding now represents 5.09% of the issued share capital of the company.

We should be pleased if you would note this change in your records and arrange for the relevant notification to be made to the London Stock Exchange in due course.

Yours faithfully

LMerciar

Louise Merciar
Financial Accountant

ROYAL LIVER BUILDING LIVERPOOL L3 1PY TEL: 0151 227 4711 FAX: 0151 236 3173
EMAIL: postbox@usshq.co.uk WEBSITE: www. usshq.co.uk


FS29170

Registered in England No 1167127 Registered Office as above
London Investment Office. 11th Floor, Angel Court, London EC2R 7EQ. Tel: 020 7972 0300 Fax: 020 7600 4815
Regulated by IMRO in the conduct of investment business

f:\group\secsupp\sharon\accounts\act\holdings\4imprint.doc